Exhibit (d.10)

EXPENSE CAP/REIMBURSEMENT AGREEMENT

This Agreement is entered into as of the ___ day of _________, 20__ between Frontegra Asset Management, Inc. (the “Adviser”) and Frontegra Funds, Inc. (the “Corporation”), on behalf of the Frontegra Hexam Emerging Markets Fund (the “Fund”).

WHEREAS, the Adviser desires to contractually agree to waive a portion of its advisory fee or reimburse certain of the Fund’s operating expenses to ensure that the Fund’s total operating expenses do not exceed the levels described below.

NOW THEREFORE, the parties agree as follows:

The Adviser agrees that, for the term of this Agreement, it will reduce its compensation as provided for in the Investment Advisory Agreement between the Corporation on behalf of the Fund and the Adviser dated ______________ and/or assume expenses for the Fund to the extent necessary to ensure that the Fund’s total operating expenses, excluding taxes, interest, brokerage commissions and other costs relating to portfolio securities transactions (including the costs, fees and expenses associated with the Funds’ investments in other investment companies) and other extraordinary expenses, do not exceed 1.30% on an annual basis of the average daily net assets attributable to the Fund’s shares.

The Adviser shall be entitled to recoup such amounts from a Fund for a period of up to three (3) years from the date the Adviser reduced its compensation and/or assumed expenses for that Fund.

This Agreement shall continue in effect until October 31, 2011.  Thereafter this Agreement shall automatically continue thereafter for successive renewal terms of one year each, unless either party notifies the other party of its desire to terminate this Agreement prior to such renewal.

FRONTEGRA ASSET MANAGEMENT, INC.

By:
Name: William D. Forsyth III
Title: President

FRONTEGRA FUNDS, INC.

By:
Name: Willia D. Forsyth III
Title: President